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                                                                    EXHIBIT 99.2

ZILA, INC.                                                                 NEWS
                  5227 N. 7th Street - Phoenix, Arizona 85014 -
               (602) 266-6700 - Fax (602) 234-2264 - www.zila.com

Immediate Release: 12/5/01               Contact: Joseph Hines  (602) 266-6700

                  ZILA COMPLETES SALE OF DENTAL SUPPLY DIVISION

Phoenix, Arizona - Zila, Inc. (Nasdaq: ZILA) announced completion of the sale of its Zila Dental Supply division, with the closing of the sale of the division's mail-order operations to PracticeWares, Inc., of Sacramento, California. Zila previously announced the sale of the division's full-service dental distribution operations to Henry Schein, Inc. (Nasdaq: HSIC). Total gross proceeds from the two separate sales of the division's assets are approximately $13.8 million. The gross proceeds are subject to certain post-closing adjustments.

Zila President Joseph Hines reiterated that the divestiture "represents a major refocusing of Zila's strategic direction, allowing the Company to concentrate on the development and marketing of its proprietary pharmaceutical, biotechnology and nutraceutical products."

Headquartered in Phoenix, Arizona, Zila has five divisions: Zila Consumer Pharmaceuticals, marketer of Zilactin(R) oral healthcare products; Zila Professional Pharmaceuticals, marketer of Peridex(R) prescription mouthrinse, OraTest(R) oral cancer detection products, the Pro-Ties(TM) bundling system for instrument sterilization, and antiseptic Pro-Wash(TM) and Pro-Scrub(TM) products; Inter-Cal Nutraceuticals, manufacturer of patented Ester-C(R) branded products and Palmettx(TM) saw palmetto extract -- value-added ingredients for the global nutrition industry; Zila Europe, marketer of OraTest(R) products in the EU; and Zila Technical Operations, manufacturer of pharmaceutical-grade Zila(R) Tolonium Chloride, and dry-handled pre-moistened swab products at its Innovative Swab Technologies unit. For more information, visit www.zila.com; register at "Investor Relations/Email Alert" for e-mail notification of Company news.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based largely on Zila's expectations or forecasts of future events, can be affected by inaccurate assumptions and are subject to various business risks and known and unknown uncertainties, a number of which are beyond the Company's control. Therefore, actual results could differ materially from the forward-looking statements contained herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. There can be no assurance that the forward-looking statements contained in this document will, in fact, transpire or prove to be accurate. For a more detailed description of these and other cautionary factors that may affect Zila's future results, please refer to Zila's annual report on Form 10-K for its fiscal year ended July 31, 2001, filed with the U.S. Securities and Exchange Commission.

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